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                       June 26, 2020

       Christopher Bruno
       Chief Executive Officer
       RSE Collection, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Collection, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 21
                                                            Filed June 22, 2020
                                                            File No. 024-10717

       Dear Mr. Bruno:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
       Branch Chief, at (202) 551-3397 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing